UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   August 6, 2013



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On August 6, 2013, Archer-Daniels-Midland Company (ADM) issued a press release announcing second quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ADM is making reference to non-GAAP financial measures in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached press release.

Item 9.01   **Financial Statements and Exhibits**.

(d) Exhibits   The following exhibits are furnished or filed, as applicable, herewith:

     99.1   Press release dated August 6, 2013 announcing second quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ARCHER-DANIELS-MIDLAND COMPANY


Date: August 6, 2013   By   /s/ D. Cameron Findlay
                                    D. Cameron Findlay
                                    Senior Vice President, General Counsel,
                                    and Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 6, 2013



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Ill. 62526

ADM Reports Second Quarter 2013 Earnings of $223 Million or $0.34 per Share
Adjusted EPS of $0.46, up 21 percent from year-ago quarter

DECATUR, Ill., Aug. 6, 2013 – Archer Daniels Midland Company (NYSE: ADM) today reported financial results for the quarter ended June 30, 2013. The company reported net earnings for the quarter of $223 million, or $0.34 per share, down from $0.43 per share in the same period one year earlier. Adjusted earnings per share[1] were $0.46, up from $0.38 in the same period last year. Segment operating profit[1] was $647 million, up 19 percent from the prior year.

"The team managed well through this period, as tight U.S. crop supplies reduced volumes," said ADM Chairman and CEO Patricia Woertz. "Also, corn results improved amid volatile ethanol industry conditions.

"During the quarter, we continued our work to improve the company's future returns and earnings power over the cycle. Our effort to unlock cash reached $2 billion, with the team reaching this milestone a half-year ahead of schedule. And, in cost, we made solid progress toward our goal of $200 million in additional cost reductions by the end of 2014.

"Looking ahead, we'll be managing through tight crop supplies until the forecast large but delayed U.S. harvest."

Second Quarter 2013 Highlights

- Adjusted EPS of $0.46 excludes approximately $39 million in pretax LIFO charges, or $0.04 per share; $51 million, or $0.05 per share, in foreign-currency hedging losses related to the GrainCorp acquisition; and $29 million, or $0.03 per share, of additional provisions related to the previously disclosed FCPA matter.
- Oilseeds Processing profit decreased $10 million as solid performance in crushing and origination was offset by weaker cocoa results.
- Corn Processing profit increased $149 million due to improved ethanol results.
- Agricultural Services profit decreased $42 million amid expected lower U.S. origination volumes as well as weaker international merchandising results.
- ADM's net debt position fell to $5.5 billion, down from $8.9 billion a year ago, as ADM's focus on capital efficiency further strengthened the balance sheet.

---

[1] Non-GAAP financial measures, see pages 5 and 10 for explanations and reconciliations

Adjusted EPS of 46 Cents, up 8 Cents

Adjusted EPS increased primarily due to higher segment operating profit.

This quarter's effective tax rate of 29 percent was below the 30 percent rate during the same period last year.

Oilseeds Earnings Essentially Flat as Stronger Crushing and Origination Profits Were Offset by Lower Cocoa Results

Oilseeds operating profit in the second quarter was $321 million, similar to the same period one year earlier.

Crushing and origination operating profit was $185 million, up $35 million from the year-ago quarter. European crushing results improved significantly year-over-year as delays in the arrival of South American meal contributed to stronger margins. In North America, tighter crop supplies resulted in weaker soy and softseed crush margins. South American operations recovered from the first quarter and generated strong overall results, equivalent to the year-ago quarter.

Refining, packaging, biodiesel and other generated a profit of $93 million for the quarter, up $9 million on stronger European results.

Cocoa and other results decreased $58 million due to lower margins on business contracted in earlier quarters.

Oilseeds results in Asia for the quarter were up $4 million from the same period last year, principally reflecting ADM's share of the improved results from Wilmar International Limited.

Corn Processing Results Reflect Improved Ethanol Conditions

Corn processing operating profit of $223 million represented an increase of $149 million from the same period one year earlier.

Sweeteners and starches operating profit decreased $9 million to $126 million. Excluding the impact of corn hedge ineffectiveness, sweeteners and starches results improved by $25 million, with overall demand and margins remaining solid.

Bioproducts results increased $158 million to $97 million. Overall ethanol margins were profitable, albeit volatile.

Agricultural Services Impacted by Lower U.S. Volumes and Weaker International Merchandising Results

Agricultural Services operating profit was $81 million, down $42 million from the same period one year earlier.

Merchandising and handling earnings declined $16 million to $14 million, due to smaller U.S. origination and export volumes, and lower margins in international merchandising.

Transportation results decreased $14 million to $3 million as lower U.S. export volumes reduced barge freight utilization.

Milling and other results remained steady, excluding Gruma, as the milling business continued to perform well.

Provision for FCPA Matter

ADM has been in discussions with the U.S. Department of Justice and the U.S. Securities and Exchange Commission regarding a previously disclosed FCPA matter dating back to 2008 and earlier. Based upon recent progress in these discussions, ADM believes it is appropriate to increase its provision to $54 million, a $29 million increase over the $25 million established in the first quarter.

Conference Call Information

ADM will host a conference call and audio webcast Tuesday, Aug. 6, 2013, at 8 a.m. Central Time to discuss financial results and provide a company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call.

To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial (888) 522-5398 in the U.S. or (706) 902-2121 if calling from outside the U.S. The access code is 16833630.

Replay of the call will be available from Aug. 7, 2013, to Aug. 13, 2013. To listen to the replay by telephone, dial (855) 859-2056 in the U.S. or (404) 537-3406 if calling from outside the U.S. The access code is 16833630. The replay will also be available online for an extended period of time at www.adm.com/webcast.

About ADM

For more than a century, the people of Archer Daniels Midland Company (NYSE: ADM) have transformed crops into products that serve vital needs. Today, 30,000 ADM employees around the globe convert oilseeds, corn, wheat and cocoa into products for food, animal feed, industrial and energy uses. With more than 265 processing plants, 460 crop procurement facilities, and the world's premier crop transportation network, ADM helps connect the harvest to the home in more than 140 countries. For more information about ADM and its products, visit www.adm.com.

Archer Daniels Midland Company

Media Relations Contact
David Weintraub
217-424-5413

Investor Relations Contact
Ruth Ann Wisener
217-451-8286

Financial Tables Follow

Segment Operating Profit and Corporate Results
A non-GAAP financial measure (unaudited)

	Quarter ended June 30			Six months ended June 30		
	2013	2012	Change	2013	2012	Change
	(in millions)					
Oilseeds Processing Operating Profit						
Crushing and origination	$185	$150	$35	$341	$414	($73)
Refining, packaging, biodiesel, and other	93	84	9	201	163	38
Cocoa and other	(6)	52	(58)	(28)	211	(239)
Asia	49	45	4	120	85	35
Total Oilseeds Processing	$321	$331	($10)	$634	$873	($239)
Corn Processing Operating Profit						
Sweeteners and starches	$126	$135	($9)	$202	$230	($28)
Bioproducts (excluding charges)	97	(61)	158	174	(13)	187
Restructuring and exit costs	0	0	0	0	(10)	10
Total Corn Processing	$223	$74	$149	$376	$207	$169
Agricultural Services Operating Profit						
Merchandising and handling	$14	$30	($16)	$100	$178	($78)
Milling and other	64	76	(12)	123	162	(39)
Transportation	3	17	(14)	9	44	(35)
Total Agricultural Services	$81	$123	($42)	$232	$384	($152)
Other Operating Profit						
Financial	$22	$16	$6	$35	($2)	$37
Total Other	$22	$16	$6	$35	($2)	$37
Segment Operating Profit	$647	$544	$103	$1,277	$1,462	($185)
Corporate Results						
LIFO credit (charge)	($39)	$50	($89)	($73)	($57)	($16)
Interest expense - net	(104)	(112)	8	(209)	(226)	17
Corporate costs	(71)	(67)	(4)	(153)	(134)	(19)
Employee-related exit costs	0	0	0	0	(71)	71
Loss on Australian foreign exchange hedges	(51)	0	(51)	(51)	0	(51)
Other	(65)	1	(66)	(99)	10	(109)
Total Corporate	($330)	($128)	($202)	($585)	($478)	($107)
Earnings Before Income Taxes	$317	$416	($99)	$692	$984	($292)

Total segment operating profit is ADM's consolidated income from operations before income tax that excludes certain corporate items. Management believes that segment operating profit is a useful measure of ADM's performance because it provides investors information about ADM's business unit performance excluding certain corporate overhead costs. Total segment operating profit is a non-GAAP financial measure and is not intended to replace earnings before income tax, the most directly comparable GAAP financial measure. Total segment operating profit is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to income before income taxes or any other measure of consolidated operating results under U.S. GAAP.

Consolidated Statements of Earnings
(unaudited)

	Quarter ended June 30		Six months ended June 30	
	2013	2012	2013	2012
	(in millions, except per share amounts)			
Net sales and other operating income	$22,541	$22,675	$44,268	$43,830
Cost of products sold	21,734	21,862	42,705	42,009
Gross profit	807	813	1,563	1,821
Selling, general, and administrative expenses	452	394	888	796
Asset impairment charges and exit costs	0	0	0	85
Equity in (earnings) losses of unconsolidated affiliates	(62)	(106)	(199)	(221)
Interest income	(29)	(24)	(56)	(50)
Interest expense	107	116	213	232
Other (income) expense - net	22	17	25	(5)
Earnings before income taxes	317	416	692	984
Income taxes	(91)	(123)	(196)	(286)
Net earnings including noncontrolling interests	226	293	496	698
Less: Net earnings (losses) attributable to noncontrolling interests	3	9	4	15
Net earnings attributable to ADM	$223	$284	$492	$683
Diluted earnings per common share	$0.34	$0.43	$0.74	$1.03
Average number of shares outstanding	663	661	663	662
Other (income) expense - net consists of:				
Net loss (gain) on marketable securities transactions	($5)	($1)	($5)	($9)
Gain on sale of assets	(16)	0	(21)	(9)
Loss on Australian foreign exchange hedges	51	0	51	0
Other - net	(8)	18	0	13
	$22	$17	$25	($5)

Summary of Financial Condition
(unaudited)

	June 30, 2013	June 30, 2012
	(in millions)	
NET INVESTMENT IN		
Cash and cash equivalents	$1,848	$1,291
Short-term marketable securities	181	176
Operating working capital (a)	12,042	14,646
Property, plant, and equipment	10,091	9,812
Investments in and advances to affiliates	3,145	3,388
Long-term marketable securities	720	262
Other non-current assets	1,246	1,355
	$29,273	$30,930
FINANCED BY		
Short-term debt	$1,016	$2,108
Long-term debt, including current maturities	6,508	8,212
Deferred liabilities	2,736	2,441
Shareholders' equity	19,013	18,169
	$29,273	$30,930

(a) Current assets (excluding cash and cash equivalents and short-term marketable securities) less current liabilities (excluding short-term debt and current maturities of long-term debt).

Summary of Cash Flows
(unaudited)

	Six months ended June 30	
	2013	2012
	(in millions)	
Operating Activities		
Net earnings	$496	$698
Depreciation and amortization	454	434
Asset impairment charges	0	30
Other - net	(243)	(17)
Changes in operating assets and liabilities	1,641	(1,291)
Total Operating Activities	2,348	(146)
Investing Activities		
Purchases of property, plant and equipment	(442)	(625)
Net assets of businesses acquired	(16)	(35)
Marketable securities - net	324	453
Other investing activities	192	19
Total Investing Activities	58	(188)
Financing Activities		
Long-term debt borrowings	20	6
Long-term debt payments	(260)	(185)
Net borrowings (payments) under lines of credit	(1,787)	1,273
Debt repayment premium and costs		(12)
Purchases of treasury stock	(11)	(100)
Cash dividends	(250)	(231)
Other	16	10
Total Financing Activities	(2,272)	761
Increase (decrease) in cash and cash equivalents	134	427
Cash and cash equivalents - beginning of period	1,714	864
Cash and cash equivalents - end of period	$1,848	$1,291

Segment Operating Analysis
(unaudited)

	Quarter ended June 30		Six months ended June 30	
	2013	2012	2013	2012
	(in '000s metric tons)			
Processed volumes				
Oilseeds	7,382	7,793	15,737	15,952
Corn	6,226	6,036	11,520	12,210
Milling and Cocoa	1,755	1,680	3,486	3,420
Total processed volumes	15,363	15,509	30,743	31,582

	Quarter ended June 30		Six months ended June 30	
	2013	2012	2013	2012
	(in millions)			
Net sales and other operating income				
Oilseeds Processing	$9,336	$9,663	$17,479	$17,378
Corn Processing	3,638	2,828	6,691	5,663
Agricultural Services	9,530	10,147	20,030	20,718
Other	37	37	68	71
Total net sales and other operating income	$22,541	$22,675	$44,268	$43,830

Adjusted Earnings Per Share
A non-GAAP financial measure
(unaudited)

	Quarter Ended June 30		Six months ended June 30	
	2013	2012	2013	2012
Reported EPS (fully diluted)	$0.34	$0.43	$0.74	$1.03
Adjustments:				
LIFO (credit) charge (a)	0.04	(0.05)	0.07	0.05
Loss on Australian-dollar foreign exchange hedges (b)	0.05		0.05	
FCPA charge (c)	0.03		0.06	
Restructuring and exit costs (d)				0.08
Sub-total adjustments	0.12	(0.05)	0.18	0.13
Adjusted earnings per share (non-GAAP)	$0.46	$0.38	$0.92	$1.16

(a) The Company's pretax changes in its LIFO reserves during the period, tax effected using the Company's U.S. effective income tax rate.
(b) The loss on Australian-dollar foreign exchange hedges tax effected using the Company's U.S. effective income tax rate.
(c) The FCPA charge related to an estimated provision for settlement with the government agencies pertaining to potential violations of anti-corruption practices net of estimated tax.
(d) The restructuring and exit costs related primarily to the global workforce reduction program, tax effected using the applicable U.S., European and South American tax rates.

Adjusted EPS is ADM's fully diluted EPS after removal of the effect on Reported EPS of certain specified items as more fully described above. Management believes that Adjusted EPS is a useful measure of ADM's performance because it provides investors additional information about ADM's operations allowing better evaluation of ongoing business performance. Adjusted EPS is a non-GAAP financial measure and is not intended to replace or be an alternative to EPS, the most directly comparable GAAP financial measure, or any other measures of operating results under GAAP. Earnings amounts in the tables above have been divided by the company's diluted shares outstanding for each respective quarter in order to arrive at an adjusted EPS amount for each specified item.